January 13, 2017

Elisabeth Bentzinger Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Funds and Variable Insurance Trust – Rational Iron Horse Fund File No. 333-213741

Dear Sir/Madam:

On September 22, 2016, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Iron Horse Fund (the “Existing Fund”), a series of Northern Lights Fund Trust with and into the Rational Iron Horse Fund (the “New Fund”), a series of the Trust (the “Reorganization”). On November 2, 2016, you provided oral comments to the N-14 to which the Registrant responded via EDGAR Correspondence on December 2, 2016. You subsequently requested that we confirm supplementally that the fee and expense information presented in the N-14 was not materially different than the Existing Fund’s current fees and expenses. The Registrant so confirms. The Registrant has authorized Thompson Hine LLP to respond on behalf of the Registrant.

The Registrant will also be requesting that that the Commission declare the Amendment effective as of January 17, 2017, or the earliest practicable date thereafter.

Additionally, on behalf of the Trust, we hereby submit, via electronic filing, Pre-Effective Amendment No. 1 to the N-14 (“Amendment”). The Amendment incorporates changes made in connection with comments received from the Commission on November 2, 2016 with respect to the N-14.

Please direct comments and questions to Tanya Goins at (404) 541-2954.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins